

Mail Stop 3628

December 29, 2015

Hideo Moroe
President
American Honda Receivables LLC
20800 Madrona Avenue
Torrance, California 90503

>   **Re: American Honda Receivalbes LLC**
>   **Amendment No. 2 to Registration Statement on Form SF-3**
>   **Filed December 16, 2015**
>   **File No. 333-205883**

Dear Mr. Moroe:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 6, 2015 letter.

Asset Review Voting, page 116

1. Please revise your registration statement to disclose how you will inform investors of the results of a vote to direct a review.

Exhibits

Form of Receivables Purchase Agreement, Section 5.14 Dispute Resolution

2. We note that the indenture trustee will act at the direction of an investor to select mediation or arbitration. Please also revise to clarify here and in the prospectus if the indenture trustee will continue to act at the direction of the investor during the mediation

(or, in a case where an investor has selected arbitration, during the arbitration proceeding).

3. We note that if both the owner trustee and the indenture trustee are requesting parties, then the indenture trustee shall have the right to make the selection of mediation or arbitration. Please revise to clarify here and in the prospectus how the indenture trustee will make that selection if more than one investor has directed the indenture trustee to make the repurchase request on their behalf.

4. We note that the purchaser, the issuer, the owner trustee, and the indenture trustee may join in the mediation or arbitration as a requesting party in the proceeding. Please revise to explain here and in the prospectus how such action will impact the rights and powers of the initial requesting party. For example, please explain how decisions related to the mediation or arbitration will be made between the initial requesting party and the newly joined co-requesting party.

5. While we note your revisions in response to prior comment 8, we still note your statement on page 13 that "[a]ny settlement reached in a mediation and any decision by an arbitrator shall be binding upon the Purchaser, Issuer, the Owner Trustee, and the Indenture Trustee … with respect to the Receivable that is the subject matter of the repurchase request." Please revise accordingly.

Please contact Michelle Stasny at (202)551-3674 or me at (202)551-3731 with any other questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel
Office of Structured Finance

cc: Stuart M. Litwin, Mayer Brown LLP